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                                                                    EXHIBIT 99.6


BALDWIN PIANO & ORGAN COMPANY
4680 Parkway Drive
Mason, Ohio 45040
(513) 754-4500


CONTACTS: Duane Kimble                                 Joel Pomerantz
          Baldwin Piano                                The Dilenschneider Group
          (513) 754-4647                               (212) 922-0900


                              BALDWIN PIANO REPORTS
                    FOURTH-QUARTER AND YEAR-END 1998 RESULTS


         MASON, OH, February 24, 1999 -- Baldwin Piano & Organ Company (NASDAQ:BPAO) today announced results for the fourth quarter and year ended December 31, 1998.

         Total fourth-quarter sales declined to $36.2 million, compared with $39.5 million for the same period a year ago. Net earnings for the quarter fell to $104,000, or 3 cents per diluted share, down from $1.5 million, or 42 cents per diluted share, last year. Fourth quarter 1997 results include adjustments related to Baldwin's phase-out of consignment sales, which reduced reported net earnings for that period by approximately $200,000, or 6 cents per diluted share.

         Net earnings for the full year were $737,000, or 21 cents per diluted share, on 1998 sales of $134.3 million. A year ago, the company reported net earnings of $4.4 million, or $1.28 per diluted share, on 1997 sales of $143.1 million. Results for 1997 include $14.6 million of sales related to the one-time phase-out of consignment. Before such one-time adjustments, 1997 earnings were $3.6 million, or $1.05 per diluted share, on sales of $128.5 million.

         Commenting on the results, Karen L. Hendricks, president, chairman and chief executive officer of Baldwin said, "The low-end of the U.S. piano marketplace was extremely competitive throughout 1998, due in large part to fallout from the Asian financial crisis, which triggered a major surge in imports of vertical pianos. This put considerable downward pressure on retail prices and hurt profitability significantly in this high-volume segment of our business.

         "To combat this competitive threat, Baldwin implemented an aggressive strategy to preserve market share. While vertical piano sales revenues and units sold fell 4 percent year-over-year, market share erosion would have been considerably higher had it not been for the defensive action we took. In 1999, we continue to foresee pressure on margins and sales from Asian imports.


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         "Sales of Baldwin's high-end grand pianos remained strong in 1998," Ms.
Hendricks added, noting that grand piano sales revenues and units sold for 1998 were up 17 percent and 14 percent, respectively, versus a year ago. Likewise, 1998 sales of Baldwin's Concert Master electronic player system were up sharply over 1997, posting increases in sales dollars and units of 74 percent and 51 percent, respectively.

         "Late in the fourth quarter, we also began shipping a new line of grand pianos featuring super high-gloss polyester finishes. Early indications are that demand for this new finish is strong, and we are encouraged at the prospect of dramatically expanding Baldwin's share of the high margin grand piano market.

         "Contract electronics sales grew 20 percent to $42.7 million in 1998, up from $35.7 million a year ago. However, margins were adversely impacted by this unit's rapid growth, which triggered supply chain constraints and additional costs associated with fulfilling existing customer demand on a timely basis. Looking ahead, the company expects steady margin improvements in 1999, as management shifts its focus from sales growth to operational efforts that enhance margins.

         "Revenues for Baldwin's retail financing unit grew 20 percent in 1998 to $10.3 million, up from $8.6 million a year ago. Last year's particularly strong growth was triggered, in part, by the financing terms we offered to spur Baldwin's sales in response to Asian imports."

         Ms. Hendricks added, "Throughout the year, Baldwin continued to improve capacity utilization at its various piano plants. In January 1999, Baldwin announced the consolidation of all piano assembly operations at its facility in Trumann, Arkansas. The consolidation, which is expected to be completed in 1999, will greatly enhance the cost effectiveness of our piano assembly operations. In connection with the move, the Company expects to incur one-time expenses to approximately $1.5 million.

         Earlier this month, the Company announced it would change its primary supplier of piano plates, the second most costly component in piano manufacturing. The new relationship gives Baldwin some decided advantages in terms of cost, quality and delivery. Throughout 1999, Baldwin will continue to actively explore additional ways to address capacity and productivity issues even more aggressively."

         Baldwin Piano & Organ Company has marketed keyboard musical products for over 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995:

      This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

            (Condensed Earnings Statement and Balance Sheet Attached)



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
                                      BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                                             CONSOLIDATED SUMMARY OF EARNINGS
                                         (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                          THREE MONTHS ENDED                       TWELVE MONTHS ENDED
                                                              DECEMBER 31,                            DECEMBER 31,
                                                       -------------------------                -------------------------
                                                         1998              1997                   1998             1997
                                                       -------           -------                --------         --------
Net sales (1)                                          $36,218           $39,472                $134,290         $143,101
Cost of goods sold (1)                                  32,017            31,728                 113,970          115,052
                                                       -------           -------                --------         --------
  Gross profit                                           4,201             7,744                  20,320           28,049

Interest income on installment receivables               3,683             2,312                  10,361            8,627
Other operating income, net                                301               497                   1,267            2,304
Selling, general and administrative (2,3)               7,359)           (7,998)                (27,923)         (29,451)
Interest expense                                         (968)             (617)                 (3,138)          (2,865)
                                                       -------           -------               ---------         --------
  Earnings (loss) before income taxes                    (142)             1,938                     887            6,664
Income taxes (1,2,3)                                     (246)               436                     150            2,215
                                                       -------           -------               ---------         --------
  Net earnings                                         $   104           $ 1,502                $    737         $  4,449
                                                       =======           =======                ========         ========
  Net earnings excluding one time events               $   104           $ 1,705                $    737         $  3,592
                                                       =======           =======                ========         ========
Basic earnings per share                               $  0.03           $  0.44                $   0.21         $   1.30
                                                       =======           =======                ========         ========
Basic earnings per share excluding
   one time events                                     $  0.03           $  0.50                $   0.21         $   1.05
                                                       =======           =======                ========         ========
Diluted earnings per share                             $  0.03           $  0.42                $   0.21         $   1.28
                                                       =======           =======                ========         ========
Average number of shares outstanding                     3,453             3,444                   3,450            3,435
                                                       =======           =======                 =======          =======
Diluted number of shares outstanding                     3,454             3,540                   3,490            3,483
                                                       =======           =======                 =======          =======

                                            CONSOLIDATED SUMMARY BALANCE SHEETS
                                                      (IN THOUSANDS)
                                                                                                         DECEMBER 31,
                                                                                                   1998             1997
                                                                                                 --------         --------
Assets
  Receivables, net                                                                               $ 23,273         $ 23,201
  Inventories                                                                                      51,089           36,649
  Other current assets                                                                              9,516            7,563
                                                                                                 --------         --------
    Total current assets                                                                           83,878           67,413

  Installment receivables, less current portion                                                    14,616           16,502
  Property, plant and equipment, net                                                               22,724           18,262
  Other assets                                                                                     16,032           12,183
                                                                                                 --------         --------
     Total assets                                                                                $137,250         $114,360
                                                                                                 ========         ========

Liabilities and Shareholders' Equity
  Current portion of long-term debt                                                              $ 11,380         $    900
  Other liabilities                                                                                17,563           18,608
                                                                                                 --------         --------
     Total current liabilities                                                                     28,943           19,508

  Long-term debt, less current portion                                                             42,817           27,650
 Other liabilities                                                                                  4,215            6,379
 Shareholders' equity                                                                              61,275           60,823
                                                                                                 --------         --------
     Total liabilities and shareholders' equity                                                  $137,250         $114,360
                                                                                                 ========         ========




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(1)  1997 year-to-date Sales and Cost of Sales included one time sales and associated cost of sales related to the Company's decision to phase out of its Consignment inventory program. The sales (and associated LIFO impact) increased reported net income by 69 cents per share for 1997.

(2) Prior year Cost of Sales and S,G&A included one time expenses associated with the Company's decision to phase out its Church Organ business. The expense reduced reported net income by 32 cents per share for 1997.

(3) Prior year S,G&A expense included one time expenses for a proxy defense. The expense reduced reported net income by 10 cents per share for 1997.



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